

Barrel Head Brewhouse in San Francisco

Barrel Head's arrival in Nopa was a long-awaited event...so long awaited that we worried it wouldn't live up to expectations. Instead, it surpassed them — Barrel Head's massive space is home to a stunning selection of draft beers; four house brew ranging from a persimmon-laced saison to a bourbon barrel-aged porter; an impressive selection of cocktails; and a mouthwatering menu of creative comfort food. Oh, they do brunch too, should you want to get your beer on early in the day (we know we do).

Number of beers on tap: 30

What to eat: Poutine, crispy Brussels salad, burger.

1785 Fulton St.; 415-416-6989

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